July 30, 2019

Jeffrey Sloan
Chief Executive Officer
GLOBAL PAYMENTS INC
3550 Lenox Road
Atlanta, Georgia 30326

       Re: GLOBAL PAYMENTS INC
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 21, 2019
           Form 8-K filed July 30, 2019
           File No. 1-16111

Dear Mr. Sloan:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed July 30, 2019

Exhibit 99.1, page 1

1. We note you disclose Adjusted net revenue plus network fees even though both six month periods ended June 30, 2018 and 2019 are properly presented with the effect of the adoption of Topic 606. It appears that this is an individually tailored revenue recognition and measurement method being substituted for a GAAP measure. Please refer to Rule
      100(b) of Regulation G and question 100.04 in our Compliance & Disclosure Interpretations on Non-GAAP Measures and advise or otherwise revise your disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the
 Jeffrey Sloan
GLOBAL PAYMENTS INC
July 30, 2019
Page 2

financial statements and related matters. Please contact Lilyanna Peyser, Special Counsel, at
(202) 551-3222 with any other questions.



FirstName LastNameJeffrey Sloan                             Sincerely,
Comapany NameGLOBAL PAYMENTS INC
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July 30, 2019 Page 2                                        Office of Consumer
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